Filed pursuant to Rule 433

Dated January 10, 2008

Relating to

Preliminary Prospectus Supplement dated January 10, 2008 to

Prospectus dated August 17, 2005

Registration Statement No. 333-110546

$400,000,000 5.250% Notes due 2018

Issuer:	Emerson Electric Co.
Principal Amount:	$400,000,000
Title of Securities:	5.250% Notes due 2018
Trade Date:	January 10, 2008
Original Issue Date (Settlement Date):	January 15, 2008
Maturity Date:	October 15, 2018
Benchmark Treasury:	4.250% Notes due November 15, 2017
Benchmark Treasury Yield:	3.833%
Spread to Benchmark Treasury:	145 basis points
Interest Rate:	5.250% per annum
Yield to Maturity:	5.283%
Public Offering Price:	99.740%
Gross Proceeds to Issuer:	$398,960,000
Interest Payment Dates:	Semi-annually in arrears on each April 15 and October 15, commencing April 15, 2008.
Redemption Provision:	Make-whole call at the Treasury Rate plus 25 basis points.
Sole Bookrunning Manager:	J.P. Morgan Securities Inc.
Co-Managers:	Goldman, Sachs & Co. UBS Securities LLC BNP Paribas Securities Corp. RBC Capital Markets Corporation

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 1-212-843-4533.

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